40-33

Davis
FUNDS

Over 30 Years of Reliable Investing

August 21, 2008

SEC Mail Processing Section
AUG 25 2008
Washington, DC
106

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE, Stop 1-4
Washington, D.C. 20549

Re   Filing Pursuant to Section 33 of the Investment Company Act of 1940
Davis New York Venture Fund, Inc. ('33 File No. 2-29858/ '40 File No. 811-1701)
Donald Turner, on behalf of the Davis New York Venture Fund v. Davis Selected Advisers, L.P. and Davis Distributors, LLC

Dear Sir or Madam:

Enclosed please find a copy of a Complaint filed in the United States District Court for the District of Arizona, Tucson Division.

If you have any questions, please contact me at 520/434-3771.

Sincerely,

Thomas Tays
Vice President and Secretary
Davis Funds

PROCESSED
AUG 29 2008
THOMSON REUTERS

Enclosure:
Copy of Complaint
Donald Turner, on behalf of the Davis New York Venture Fund v. Davis Selected Advisers, L.P. and Davis Distributors, LLC

08017054

ANDREW S. FRIEDMAN (005425)
afriedman@bffb.com
FRANCIS J. BALINT, JR. (007669)
fbalint@bffb.com
BONNETT FAIRBOURN FRIEDMAN
& BALINT, P.C.
2901 North Central Avenue, Suite 1000
Phoenix, Arizona 85012
Telephone: 602/274-1100
Facsimile: 602/274-1199
Local Counsel for Plaintiffs

DANIEL W. KRASNER
Krasner@whafh.com
ROBERT B. WEINTRAUB
Weintraub@whafh.com
WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
270 Madison Avenue
New York, New York 10016
Telephone: 212/545-4600
Facsimile: 212/545-4653
Lead Counsel for Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF ARIZONA
TUCSON DIVISION

DONALD TURNER, on behalf of the DAVIS NEW YORK VENTURE FUND Plaintiff, -against- DAVIS SELECTED ADVISERS, L.P. and DAVIS DISTRIBUTORS, LLC, Defendants.	CV- SHAREHOLDER'S COMPLAINT UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 JURY TRIAL DEMANDED

Plaintiff Donald Turner, by and through his attorneys, as a security holder of the

Davis New York Venture Fund ("DNYV Fund" or the "Fund"), a registered investment company, on behalf of the Fund, alleges upon personal knowledge as to himself, his own acts and the acts and statements of defendants in which he participated directly, including the communications with and documentation and information provided to him by defendants in the ordinary course of business; and upon information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of Securities and Exchange Commission ("SEC") filings, news reports, other publicly available information regarding the Fund, academic studies, and other matters of public record, as follows:

SUMMARY OF THE ACTION

1. This is an action by a security holder of the Fund, brought under Section 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. §§80a-35(b), against the Distributor and Investment Adviser of the Fund. The Davis New York Venture Fund is part of the Davis Funds family of mutual funds, one of the larger mutual fund families in the United States. Plaintiff is a shareholder in the Fund.

2. Since these claims are brought exclusively under Section 36(b), plaintiff need not comply with the prerequisites of shareholder litigation set forth in Federal Rules of Civil Procedure 23.1 and 23. *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 534 n.11, 540 (1984); *Kamen v. Kemper Fin. Sers., Inc.*, 500 U.S. 90, 108 (1991) (citing *Daily Income Fund*).

3. This action seeks to recover for the Fund excessive and disproportionate fees

fees paid by the Fund to these defendant fiduciaries, who breached their fiduciary duties to the Fund under Section 36(b) of the ICA.

4. As detailed below, this action concerns Rule 12b-1, which the SEC adopted in 1980. Prior to its adoption, Section 12(b) of the ICA prohibited mutual funds from using shareholder monies to promote the distribution and sale of fund shares. Rule 12b-1 relaxed that prohibition, permitting mutual funds, under certain limited circumstances, to use shareholder money – *i.e.*, money taken directly from the funds, which decreases the value of shareholders' assets – for activities "primarily intended to result in the sale of [that mutual fund's shares]."

5. In the 1980s, only a few millions dollars in 12b-1 fees were paid annually by fund shareholders to their underwriters and brokers **in the entire mutual fund industry**.

6. In 2006, **$12 billion** in 12b-1 fees were paid by mutual fund shareholders.

7. In 2007, over ***$250 million*** in 12b-1 fees were paid by the funds comprising the Davis Funds family of funds alone.

8. In its fiscal year 2007, more than ***$180 million*** in 12b-1 fees were paid by the Fund alone.

9. More than half of the 12b-1 fees assessed against and paid by the Fund were utilized to unlawfully finance Fund activities which were not "primarily intended to result in the sale of shares issued by" the Fund.

10. Just two examples of activities which defendants wrongfully paid for with 12b-1 fees because they were not "primarily intended to result in the sale of [Fund] shares"

shares" are: (1) **post-sale** shareholder services provided by broker-dealers which the broker-dealers were obligated to provide to all customers (such as operational activities and suitability reviews) and (2) other broker-related activities which were not primarily intended to result in the sale of Fund shares or for that matter the shares of any particular fund (for example, funding to support the broker-dealer maintaining a mutual fund "supermarket" on its website containing hundreds or thousands of funds to purchase). Neither of these activities were "primarily intended" to result in the sale of shares of the Fund.

11. Even where parts of the activities financed by the 12b-1 fees were "primarily intended" to result in the sale of Fund shares, most of those millions of dollars of 12b-1 fees assessed against and paid for by the shareholders of the Fund were unlawful. This is so because the 12b-1 fees (a) were excessive and disproportionate to the benefits conferred on the Fund and shareholders and/or (b) contravened the statutory and Rule requirement that "there is a reasonable likelihood that the [12b-1 fees] will benefit the company [the fund] ***and its shareholders***" (emphasis added). For example, if any economies of scale existed by vastly increasing the size of the Fund, these economies only benefitted the Fund and its shareholders in a very miniscule (and non-material) way, but the huge increase in the size of the Fund over the past few years has materially and disproportionately benefited the investment adviser and the underwriter, who are defendants here.[1]

defendants here.[1]

PARTIES, JURISDICTION AND VENUE

12. This Court has jurisdiction over the subject matter of this action pursuant to Sections 36(b) and 48(a) of the ICA, 15 U.S.C. §§80a-35(b), 80a-43 and 80a-47(a) and 28 U.S.C. § 1331 (federal question jurisdiction under the laws of the United States).

13. Venue is proper in this District under 28 U.S.C. §§1391(b) and (c).

14. Venue also is proper in this District because the defendants are headquartered in this district.

15. In connection with the acts alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

Plaintiff

16. Plaintiff Donald Turner is a resident of the State of Florida and is the owner

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1 The mutual fund industry's largest trade association, the Investment Company Institute ("ICI"), surveyed its members in late 2004 concerning how its members used 12b-1 fees. Its members are mutual funds that manage over 75% of assets nationwide which are subject to 12b-1 fees. The Davis Funds family of funds is a member of the ICI. The survey confirms that the majority of 12b-1 fees are not used for activities "primarily intended" to result in the sale of fund shares. The survey found that over 50 percent of 12b-1 fees paid by ICI member mutual funds were paid not for broker commissions and other pre-sale activities which are primarily intended to result in the sale of fund shares, but rather were paid to provide ongoing services to shareholders ***after*** their purchase.

and holder of Fund Class A shares.

17. The Davis New York Venture Fund, Inc. (hereinafter "Davis VF, Inc.") is an open-end management investment company incorporated in Maryland in 1968 and registered under the ICA. Davis VF, Inc. is a series investment company that may issue multiple series, each of which would represent an interest in its separate portfolio. Davis VF, Inc. currently offers four series: Davis New York Venture Fund, Davis Global Fund, and Davis International Fund which are classified under the ICA as diversified companies, and Davis Research Fund which is classified under the ICA as a non-diversified company. Currently, only the directors, officers and employees of the Davis Funds or their investment adviser and sub-adviser (and affiliated companies) are eligible to purchase shares of Davis Research Fund or Davis International Fund. Davis New York Venture Fund and Davis Global Fund are available for public investment. Davis VF, Inc. is headquartered at 2949 East Elvira Road, Suite 101, Tucson, Arizona 85706.

The Fund

18. The "Fund" refers to that series of Davis VF, Inc. which is named Davis New York Venture Fund. Plaintiff is an owner and holder of the Fund's Class A shares. (The "Fund" does not refer to the "parent" Davis VF, Inc.)

19. The Fund seeks long-term growth of capital.

20. Shares of the Fund are sold throughout the United States, including within this District.

21. As of March 31, 2008, the Fund had more than $44 billion in net assets.

22. The Fund has several different classes of shares.

23. Shares of each class of the Fund represent an interest in the same investment portfolio.

24. Shares of all classes of the Fund vote together on matters that affect all classes in substantially the same manner.

25. The 12b-1 fee for each class of the Fund is used to pay for the same types of activities. It is assessed (with the other classes of the Fund's shares) to pay for activities, such as advertising and post-sale shareholder services, including to pay jointly for activities which do not distinguish between Fund classes. It is used to pay for the same unlawful activities -- which are either not "primarily related" to the sale of Fund shares, or which contravene the statutory requirement that "there is a reasonable likelihood that the [12b-1 fees] will benefit the company [the Fund] and ***its shareholders***," and hence are excessive and disproportionate for the same reasons as to each class.

26. All share classes of the Fund which charge a 12b-1 fee (including the class owned by plaintiff) include, as part of the 12b-1 fee, a 0.25% service fee which is used to pay for post-sale services not "primarily intended to result in the sale of shares issued by the" Fund. These fees are assessed against classes of shareholders, but are paid/accrued for out of the assets of the Fund.

27. The Davis Funds family of funds consists of approximately nine mutual funds which have approximately $50 billion in assets under management.

28. Only a very small percentage of mutual fund shareholders are financially

literate.

29. Upon information and belief, the average size of an account in the Fund is less than $25,000.

30. Approximately 75 percent of the assets of the Fund is in class A shares. Although the difference in the terms of each class is not material to this litigation, briefly: Class A shares incorporate an initial sales charge into the purchase price (approximately 4.75% of the offering price). Class B and other similar classes have no initial sales charge, but do include a contingent deferred sales charge. All classes include other fees which are taken from Fund assets: (a) a 0.48% management fee to the investment adviser; (b) 12b-1 fees for distribution and/or post-sale service, ranging from 0.25% to 1.00%; and (c) fees for other expenses ranging from 0.12% to 0.17%. (12b-1 fees materially exceed fees for all "other expenses.")

31. In its fiscal year ending in 2007, the Fund's shareholders paid 12b-1 fees totaling more than $180 million. Defendants used more than half of that amount to pay for post-sale shareholder services which were not "primarily intended to result in the sale of [Fund] shares."

Defendants

The Investment Adviser Defendant

32. Defendant Davis Selected Advisers, L.P. ("DSA") is the investment adviser for the Fund, as well as to all other funds within the Davis Funds family.

33. DSA is incorporated under the laws of the state of Colorado. DSA is

headquartered in and occupies the same space as the Fund, at 2949 East Elvira Road, Suite 101, Tucson, Arizona 85706.

34. DSA provides investment advice for the Davis Funds, manages their business affairs, and provides day-to-day administrative services. DSA also serves as investment adviser for other mutual funds and institutional and individual clients.

The Distributor Defendant

35. Davis Distributors, LLC ("DD") is the principal underwriter of the shares of the Fund.

36. DD is incorporated under the laws of the state of Delaware and likewise is headquartered at 2949 East Elvira Road, Suite 101, Tucson, Arizona 85706.

37. DD is the wholly-owned subsidiary of DSA.

38. DD is a broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD").

39. DD is the "principal underwriter" of the Fund and an "affiliated person" of DSA as these terms are defined in ICA §36(b).

Non-Parties Related to the Defendants

40. The Fund has a board of directors, as well as officers, all of whom are not defendants herein.

41. The Fund does not hold annual meetings of shareholders.

42. The Fund has not filed with the SEC or sent to its shareholders a definitive proxy statement, DEF 14A, since in or about September 2000.

43. The Fund has not held a shareholder meeting to elect directors since December 1, 2000.

44. A director's term is indefinite in length because it is not anticipated that a meeting of the Fund's shareholders will be held each year.

45. Directors and officers of the Fund serve until their resignation, removal, retirement or death.

46. Since the December 1, 2000 shareholders meeting, vacancies on the Fund's Board of Directors have been filled pursuant to the provision in the Fund's By-Laws, which states:

> ARTICLE II SECTION 1. Number, Vacancies and Tenure. The Directors may, at any time when the stockholders are not assembled in meeting, establish, increase or decrease the number of seats on the Board of Directors by majority vote of the entire Board of Directors; provided, that after the first annual meeting the number of Directors shall never be less than three (3) nor more than fifteen (15). The number of Directors may not be decreased so as to affect the term of any incumbent Director. Except as hereinafter provided, (i) if the number of Directors is increased, the additional Directors to fill the vacancies thus created may be elected by majority vote of the entire Board of Directors, and (ii) any vacancy occurring for any other cause may be filled by a majority of the remaining Directors, even if such majority is less than a quorum. No vacancy may be filled for any cause whatsoever unless, immediately after the filling of such vacancy, at least two-thirds of the entire Board of Directors shall have been elected by the stockholders of the Corporation. A Director shall hold office until his successor is elected and qualified, or until such Director's earlier death, resignation, retirement or removal; provided, however, that if a Director was not elected to office by a vote of stockholders, the term of such Director shall, in any event, end as of the date of the next annual meeting of stockholders which is required to be held pursuant to Article I,

> to Article I, Section 1 of these Bylaws following such Director's election to office. Such a Director may be a candidate for election to office at such annual meeting and, if elected at such meeting, shall serve for the indefinite term specified above.

47. Thus, for all intents and purposes, the Fund's Board is self-perpetuating and does not stand for election by the shareholders periodically as do most directors of public companies.

48. The so-called "independent Directors" of the Fund are: Marc P. Blum, John S. Gates, Jr., Thomas S. Gayner, Jerry D. Geist, G. Bernard Hamilton, Samuel H. Iapalucci, Robert P. Morgenthau, Christian R. Sonne, and Marsha Williams.

49. Each of the "independent" Directors of the Fund serves on the Board of Directors of every other mutual fund within the Davis Funds family.

50. All but one of the Fund's so-called independent Directors receives more than $90,000 per year in total compensation from funds in the Davis Funds family, with an average individual compensation of approximately $101,000.

51. The following chart show that each of the nine so-called independent Directors sits on the Board of Directors of every Davis fund in the Davis Funds family, as well as, in some instances, funds in other fund families also managed by Defendant DSA.

52. Each Director sits on at least nine Boards of Directors.

53. Since each of these funds has approximately four classes of shares which charge 12b-1 fees, each independent director has a fiduciary duty, annually, with respect to whether more than thirty 12b-1 Plans of Distribution should be continued.

Fund name: "X" = board member.	Marc P. Blum (1986)	John S. Gates, Jr. (2007)	Thomas S. Gayner (2004)	Jerry D. Geist (1986)	G. Bernard Hamilton (1978)	Samuel H. Iapalucci (2006)	Robert P. Morgenthau (2002)	Christian R. Sonne (1990)	Marsha Williams (1999)
Davis New York Venture Fund	X	X	X	X	X	X	X	X	X
Davis Financial Fund	X	X	X	X	X	X	X	X	X
Davis Opportunity Fund	X	X	X	X	X	X	X	X	X
Davis Real Estate Fund	X	X	X	X	X	X	X	X	X
Davis Appreciation & Income Fund	X	X	X	X	X	X	X	X	X
Davis Global Fund	X	X	X	X	X	X	X	X	X
Davis Gov't Bond Fund	X	X	X	X	X	X	X	X	X
Davis Gov't Money Mkt Fund	X	X	X	X	X	X	X	X	X

Davis Value Fund	X	X	X	X	X	X	X	X	X
Selected American Shares, Inc.									X
Selected Special Shares, Inc.									X
Selected Capital Preservation Trust									X
Clipper Fund									

THE INHERENT CONFLICTS IN THE OPERATION OF A MUTUAL FUND

54. The Securities and Exchange Commission has stated that "Mutual funds are unique . . . in that they are 'organized and operated by people whose primary loyalty and pecuniary interest lie outside the enterprise.'" Freeman & Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of Interest, The Journal of Corporation Law at 615 (2001), quoting Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶86,212, at 82,451 (Oct. 14, 1999), quoting from Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation 251 (1992).

55. In the same vein, Nobel Laureate in Economics Professor Paul Samuelson stated in his 1967 testimony before the Senate Banking and Currency Committee, during its consideration of mutual fund legislation, that:

> I decided that there was only one place to make money in the mutual fund business—as there is only one place for a temperate man to be in a saloon, behind the bar and not in front of the bar. And I invested in . . . [a] management company." Freeman & Brown at 627, citing Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking & Currency, 90th Cong. 353 (1967). The investment paid off. Id.

56. One other experienced observer similarly stated:

> One obvious fact emerges: It is far more lucrative to own a mutual fund company than to invest in the company's products. Freeman & Brown at 627, quoting Ruth Simon, How Funds Get Rich at Your Expense, Money, Feb. 1995.

57. The use of 12b-1 fees exacerbates the conflict of interest between fund

management and shareholders. William P. Dukes, Philip C. English II and Sean M. Davis, Mutual Fund Mortality, 12b-1 Fees, and the Net Expense Ratio, XXIX, No. 2, The Journal of Financial Research 235 (2006).

THE LAW WITH RESPECT TO THE CLAIMS FOR BREACH OF FIDUCIARY DUTY

Section 12(b) of the ICA

58. Prior to the SEC's adoption of Rule 12b-1 in 1980, it was unlawful under Section 12(b) of the ICA for a mutual fund to "act as a distributor of securities of which it [wa]s an issuer."

59. One of the reasons this was so is the inherent conflicts in the operation of a mutual fund, discussed above.

60. Section 12(b) of the ICA states in full:

> (b) It shall be unlawful for any registered open-end company (other than a company complying with the provisions of section 10(d)) to act as a distributor of securities of which it is the issuer, except through an underwriter, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

61. The SEC expressed its "traditional view" of Section 12 similarly, that it was "generally improper under the [ICA] for mutual funds to bear direct or indirect expenses related to the distribution of their shares." SEC Release Nos. 10862, 11414.

62. Accordingly, when considering the promulgation of Rule 12b-1, the SEC was mindful of the conflicts of interest in the operation of a mutual fund.

Rule 12b-1 Was Adopted to Encourage Mutual Fund Sales Because, at that Time, There Were Net Redemptions in the Mutual Fund Industry and Because Economies of Scale Might Benefit Shareholders

63. On May 23, 1978, the SEC announced an "advance notice of proposed rulemaking" concerning whether mutual funds should be permitted to utilize shareholder "assets to pay expenses incurred in connection with the distribution of their shares." The Summary of the Release stated:

> The Securities and Exchange Commission ("Commission") is requesting public comment with respect to the question of whether there might be conditions under which registered open-end management investment companies ("mutual funds" or "funds") could be permitted to utilize their assets to pay expenses incurred in connection with the distribution of their shares. This action is being taken so the Commission can explore whether the use of mutual fund assets to pay distribution expenses could benefit fund shareholders under some circumstances, and, if so, what conditions could be designed to protect the interests of investors. The Commission has not decided whether this should be done, but, in order to provide structure to the comment process, the release suggests a variety of possible approaches. Bearing Of Distribution Expenses By Mutual Funds, Investment Company Act of 1940, Release No. 10252 (May 23, 1978).

64. The threshold reasons the SEC gave for bringing this issue to the forefront of discussion were the net redemption of mutual fund shares industry-wide, particularly in equity funds, and the desire to increase the sale of mutual fund shares because it was perceived that increased sales of fund shares might be beneficial to investors, including that there might be economies of scale benefiting fund shareholders as the size of a fund increased. Release 10252.

65. At the time Rule 12b-1 was adopted in 1980, the mutual fund industry had experienced net redemptions from 1973 - 1979 inclusive, in equity, hybrid and bond mutual funds. In 1972, the industry had $60 billion in assets, and in 1979 it had $49 billion in assets, in equity, hybrid and bond funds. The computerization of the securities industry which has lead to exponential growth in productivity was in its infancy.

66. At the time of its adoption by the SEC in 1980, the main objectives of Rule 12b-1 were: (1) for the first time to permit mutual funds to use shareholder assets to bear expenses for the distribution of Fund shares, to increase sales and benefit shareholders from economies of scale, and (2) to impose restrictions and safeguards concerning these expenditures by (a) minimizing the inherent conflicts of interest that management has in having the fund itself bear a part of the burden of selling the fund's shares; and (b) putting the decision and oversight of any such expenditures in the hands of directors, especially independent directors. SEC Release Nos. 10251, 10862, 11414 (*passim*). The full text of Rule 12b-1 is in the footnote below.[2]

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[2] PART 270 -- RULES AND REGULATIONS, INVESTMENT COMPANY ACT OF 1940

1. Adding a new § 270.12b-1 as follows:

> § 270.12b-1 Distribution of shares by registered open-end management investment company.
>
> (a)(1) Except as provided in this section, it shall be unlawful for any registered open-end management investment company (other than a company complying with the provisions of section 10(d) of the Act [15 U.S.C. 80a-10(d)] to act as a distributor of securities of which it is the issuer, except through an underwriter.

(2) For purposes of this section, such a company will be deemed to be acting as a distributor of securities of which it is the issuer, other than through an underwriter, if it engages directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

(b) A registered, open-end management investment company ("company") may act as a distributor of securities of which it is the issuer, Provided That any payments made by such company in connection with such distribution are made pursuant to a written plan describing all material aspects of the proposed financing of distribution and that all agreements with any person relating to implementation of the plan are in writing, and further provided That:

(1) Such plan has been approved by a vote of at least a majority of the outstanding voting securities of such company;

(2) Such plan, together with any related agreements, has been approved by a vote of the board or directors of such company, and of the directors who are not interested persons of the company and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan, cast in person at a meeting called for the purpose of voting on such plan or agreements; and

(3) Such plan or agreement provides, in substance:

(i) That it shall continue in effect for a period of more than one year from the date of its execution or adoption only so long as such continuance is specifically approved at least annually in the manner described in paragraph (b)(2);

(ii) That any person authorized to direct the disposition of monies paid or payable by such company pursuant to the plan or any related agreement shall provide to the company's board of directors, and the directors shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made; and

(iii) In the case of a plan, that it may be terminated at any time by vote of a majority of the members of the board of directors of the company who are not interested persons of the company and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan or by vote of a majority of the outstanding voting securities of such company; and

(iv) In the case of an agreement related to a plan,

(A) That it may be terminated at any time, without the payment of any penalty, by vote of a majority of the members of the board of directors of such company who are not interested persons of the company and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan or by vote of a majority of the outstanding voting securities of such company on not more than sixty days' written notice to any other party to the agreement, and

(B) For its automatic termination in the event of its assignment; and

(4) Such plan provides that it may not be amended to increase materially the amount to be spent for distribution without shareholder approval and that all material amendments of the plan must be approved in the manner described in paragraph (b)(2);

(5) Such plan is implemented and continued in a manner consistent with the provisions of paragraphs (c), (d), and (e) of this section;

(c) A registered open-end management investment company may rely on the provisions of paragraph (b) of this section only if selection and nomination of those directors who are not interested persons of such company are committed to the discretion of such disinterested directors;

(d) In considering whether a registered open-end management investment company should implement or continue a plan in reliance on paragraph (b) of this section, the directors of such company shall have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued; in fulfilling their duties under this paragraph the directors should consider and give appropriate weight to all pertinent factors, and minutes describing the factors considered and the basis for the decision to use company assets for distribution must be made and preserved in accordance with paragraph (f) of this section;

NOTE: For a discussion of factors which may be relevant to a decision to use company assets for distribution, see Investment Company Act Releases Nos. 10862, September 7, 1979, and 11414, Oct. 28, 1980.

(e) ***A registered open-end management investment company may implement or continue a plan pursuant to paragraph (b) of this section only if the directors who vote to approve such implementation or continuation conclude***, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under sections 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act, ***that there is a reasonable likelihood that the plan will benefit the company and its shareholders***; and

(f) A registered open-end management investment company must preserve copies of

67. The SEC Release which published Rule 12b-1 as adopted, Investment Company Act Release No. 11414, restated, with only slight changes from the earlier Releases, the factors which "the Commission believes . . . would normally be relevant to a determination of whether to use fund assets for distribution." These Factors are quoted in full in the section below which analyzes the defendants' conduct.

The Fund's Plans of Distribution

68. Each class of the Fund which assesses a 12b-1 fee charges a 0.25% 12b-1 fee for shareholder services, sometimes known as the "service fee" or the "shareholder servicing fee."

69. The Fund pays this service fee to defendant DD, which pays most or all of the service fee to broker-dealers for service-related expenses.

70. "Service fees" are for the provision of post-sale "shareholder services" to the account holder – "servicing and maintenance of shareholder accounts" -- and are not "primarily intended" to result in the sale of Fund shares.

71. For those Fund classes which charge a 12b-1 fee greater than 0.25% (the share classes other than Class A, which are Classes B, C and R), the total 12b-1 fee is 1.00% for Classes B and C and 0.75% for Class R.

72. Concerning these three classes, the 0.25% "service fees" similarly are for the

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of any plan, agreement or report made pursuant to this section for a period of not less than six years from the date of such plan, agreement or report, the first two years in an easily accessible place. (emphasis added).

provision of post-sale "shareholder services" to the account holder and are not "primarily intended to result in the sale of [Fund] shares." The remaining 12b-1 fees paid by the Fund under each of these other Plans of Distribution are paid to dealers primarily but not exclusively as commissions to compensate them for their sales activities.

73. DD retains for its own account a portion of the 12b-1 fees from all classes of the Fund's shares.

DEFENDANTS' BREACHES OF FIDUCIARY DUTY UNDER THE ICA

A Material Portion of the 12b-1 Fee Is Not Primarily Intended to Result in the Sale of Fund Shares Because It Is for Post-Sale Shareholder Services; Hence, It Is Violative of the ICA as a Matter of Law[3]

74. Under Section 12 of the ICA, it is unlawful for any mutual fund to act as a distributor of securities of which it is the issuer, except to the extent the mutual fund comes within the limited exception permitted under Rule 12b-1. The permitted exception states that it is lawful to use 12b-1 fees only to "finance[] any activity which is ***primarily***

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[3] Section 36(b) of the ICA states in relevant part:

> Section 36 -- Breach of Fiduciary Duty . . . .
>
> b. Compensation or payments as basis of fiduciary duty; civil actions by Commission or security holder; burden of proof; judicial consideration of director or shareholder approval; persons liable; extent of liability; exempted transactions; jurisdiction; finding restriction. For the purposes of this subsection, the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. With respect to any such action the following provisions shall apply:
>
> 1. It shall not be necessary to allege or prove that any defendant engaged in personal misconduct, and the plaintiff shall have the burden of proving a breach of fiduciary duty. . . .

intended to result in the sale of shares issued by such company."

75. These permitted activities include advertising, compensation of brokers, dealers and sales personnel, **the printing and mailing of prospectuses to other than current shareholders**, and the **printing and mailing of sales literature**.

76. The 0.25% portion of the 12b-1 fee paid by the Fund shareholders, which is known as the "service fee," is the largest component of the $180 million in 12b-1 fees paid in total by Fund shareholders, comprising over 50 percent of the 12b-1 fees paid by Fund shareholders.

77. The "service fee' pays for "servicing efforts."

78. "Servicing efforts" are for post-sale shareholder services.

79. "Servicing efforts" include, among other activities, ministerial, operational and compliance issues with respect to the shareholder's brokerage account, such as providing monthly or quarterly account statements, confirmations of transactions, and suitability analyses of the client's account.

80. Servicing efforts also include assisting customers in rebalancing their portfolios; reviewing customer holdings on a regular basis; reassessing customer needs and investment strategies; assisting customers with lost dividend checks and certificates; assisting inactive customers; answering tax questions; answering other questions from customers; and helping investors just generally understand their investments.

81. These service fees are paid for activities which are not "primarily intended to result in the sale of shares issued by" the Fund because these shares already have been sold.

sold.

82. In addition, the broker is legally obligated to provide Fund shareholders many of these services under its operations and compliance obligations, such as trade confirmations, account statements and suitability analyses.

83. The ICI survey of the overwhelming majority of mutual funds which charge 12b-1 fees (the Davis Funds family is a member of the ICI) found that a material portion of the Fund's 12b-1 fees are paid for post-sale shareholder services which by definition cannot be "primarily intended" to result in the sale of Fund shares. These facts were admitted at an SEC "Roundtable" (at pages 60, 99-100 of transcript) recently held by the Securities and Exchange Commission. The all-day public meeting was titled "Division of Investment Management, Rule 12b-1 Roundtable," held June 19, 2007 (hereinafter "SEC Roundtable").

84. Those Fund 12b-1 fees which were paid by Fund shareholders for post-sale services are, by definition, excessive, disproportionate, and a breach of the ICA and Rule 12b-1, because they were not "primarily intended to result in the sale of shares issued by" the Fund, and the broker-dealer is legally obligated to provide those services to Fund shareholders (and also can provide them at no incremental cost when funds from more than one fund family are held in one account).

85. One participant in the SEC Roundtable, Michael J. Sharp, General Counsel of Citigroup Global Wealth Management, aptly stated that the purpose of the post-sale 12b-1 service fee is not primarily intended to result in the sale of fund shares. Rather, it is to

to continue to pay the broker after the sale of the Fund shares, so the broker will have an ongoing interest in providing to the client services that the broker either is already legally obligated to provide or more likely to pay for services and costs the investment adviser would otherwise have to absorb.[4]

Even Where "Primarily Intended" to Result in the Sale of Fund Shares, the 12b-1 Fees Paid By the Fund Are Excessive and Disproportionate, and Unlawful Under the Factors Contained in the SEC Rule Which A Board Should Consider in Evaluating Whether to Continue a 12b-1 Plan of Distribution

86. *Assuming arguendo* that some or all of the 12b-1 fees assessed against Fund shareholders were for an activity which is primarily intended to result in the sale of shares issued by the Fund, and hence the factors identified in Rule 12b-1 (Investment Company

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[4] Neither the "Factors" contained in Rule 12b-1, quoted immediately below, nor the "Gartenberg Factors," *Gartenberg v. Merrill Lynch Asset Management*, 694 F.2d 923, 928-29 (2d Cir. 1982), *cert. denied*, 461 U.S. 906, 103 S. Ct. 1877, 76 L. Ed. 2d 808 (1983), nor the analysis contained in *Jones v. Harris Associates L.P.*, 527 F.3d 627 (7th Cir. 2008), are applicable to assessing the legality of 12b-1 fees which are used for activities which are ***not*** "primarily intended to result in the sale of [***Fund***] shares."

This is so because Section 12 of the ICA makes it unlawful for any mutual fund to act as a distributor of securities of which it is the issuer, except to the extent the mutual fund comes within the limited exception under Rule 12b-1. The permitted exception under Rule 12b-1 states that it is lawful to use 12b-1 fees only to "finance[] any activity which is ***primarily intended*** to result in the sale of shares issued by such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers and sales personnel, the printing and mailing of prospectuses ***to other than current shareholders***, and the printing and mailing of sales literature." (emph. added).

Thus, it is unlawful under the ICA to use 12b-1 fees to "finance any activity" which is ***not*** "***primarily intended*** to result in the sale of shares issued by" the Fund, such as post-sale shareholder services. Hence, the Rule 12b-1 Factors, the *Jones* analysis and the *Gartenberg* Factors do not apply to that portion of the 12b-1 fees paid by the Fund to service current shareholders since the payment of those fees are *per se* excessive and disproportionate and a violation of Section 12. (Parenthetically, it should be noted that the

Act Release No. 11414) are applicable, the 12b-1 fees paid by Fund shareholders still are improper, excessive, disproportionate, and are unreasonable under the test for the continuation of a 12b-1 distribution plan contained in the ICA and the Rule – and thus constitute a breach of fiduciary duty by defendants -- because there is not "a reasonable likelihood that the plan will benefit the [Fund] and its shareholders."

87. The SEC Release which published Rule 12b-1 as adopted, Investment Company Act Release No. 11414, restated, with only slight changes from the earlier Releases, the factors which "the Commission believes . . . would normally be relevant to a determination of whether to use fund assets for distribution."[5]

Gartenberg case addressed only investment advisory fees and did not address 12b-1 fees.)

[5] The Release identified the Factors as follows:

> Factors
>
> In order to avoid the appearance of either unduly constricting the directors' decision making process or of creating a mechanical checklist, the Commission has decided to delete the list of factors from rule 12b-1. However, in order to insure a proper record of the deliberative process, the rule will require preservation of minutes. **Since corporate minutes are frequently cryptic, the rule requires explicitly that these minutes set forth the factors the directors considered, together with an explanation of the basis for the decision to use fund assets for distribution.**
>
> Although the Commission has decided not to require directors to consider any particular factors, the Commission believes that the factors enumerated in rule 12b-1 would normally be relevant to a determination of whether to use fund assets for distribution. Therefore, it appears that setting forth those factors in this release may provide helpful guidance to directors. The following list of factors is the same as the list contained in proposed rule 12b-1, except for a slight amplification of the fourth factor:
>
> (1) consider the need for independent counsel or experts to assist the directors in reaching a determination;

88. Assuming that 12b-1 fees paid by the shareholders are "primarily intended to result in the sale of shares issued by" the Fund, under these Factors, there is not a "reasonable likelihood that the [12b-1] plan will benefit the company **and its shareholders**" as set forth below (emphasis added). These Factors are analyzed below.

A. There Are No Problems or Circumstances Which Make the Continuation of a 12b-1 Plan Necessary or Appropriate

89. The Fund is approximately the 25th largest fund in the United States, ranked by dollar assets as of mid-2007, while at the same time it was approximately the 9th largest fund ranked by the dollar amount of its 12b-1 fee.

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(2) consider the nature of the problems or circumstances which purportedly make implementation or continuation of such a plan necessary or appropriate;

(3) consider the causes of such problems or circumstances;

(4) consider the way in which the plan would address these problems or circumstances and how it would be expected to resolve or alleviate them, including the nature and approximate amount of the expenditures; the relationship of such expenditures to the overall cost structure of the fund; the nature of the anticipated benefits, and the time it would take for those benefits to be achieved;

(5) consider the merits of possible alternative plans;

(6) consider the interrelationship between the plan and the activities of any other person who finances or has financed distribution of the company's shares, including whether any payments by the company to such other person are made in such a manner as to constitute the indirect financing of distribution by the company;

(7) consider the possible benefits of the plan to any other person relative to those expected to inure to the company;

(8) consider the effect of the plan on existing shareholders; and

(9) consider, in the case of a decision on whether to continue a plan, whether the plan has in fact produced the anticipated benefits for the company and its shareholders (emphasis added).

90. The Davis Funds family of funds is one of the largest fund families in the United States.

91. As detailed below in the economies of scale analysis, over many years the Fund generally has had an increasingly large dollar amount of assets under management.

92. The Fund does not have a problem with respect to net redemptions.

93. The Fund does not have a problem with respect to its ability to finance advertising expenditures.

94. In 2006, the Davis Funds family of funds was 23rd nationally in mutual fund companies ranked by total advertising expenditures.

95. The Fund's SOAI dated November 30, 2007 states that "because these fees [paid from 12b-1 Plans of Distribution] are paid out of a Class's assets on an on-going basis, over time these fees will increase the cost of an investment and may cost more than other types of sales and marketing charges."

96. The Fund's November 30, 2007 SOAI states that portions of the 12b-1 distribution fee are paid by the Fund to "compensate the dealer . . . for recordkeeping services" and for "servicing [the Fund's] shareholders and maintaining shareholder accounts."

97. These stated reasons, as a matter of law, are not permissible benefits under the ICA and Rule 12b-1 because they are not "primarily intended to result in the sale of [Fund] shares."

B. The Interrelationship Between the Plan and the Activities of Any Other Person Who Finances or Has Financed Distribution of the Company's Shares, Including Whether Any Payments By the Company to Such Other Person Are Made in Such a Manner As to Constitute the Indirect Financing of Distribution By the Company

98. There is an interrelationship between the investment advisory fee and the 12b-1 fee, both of which are assessed against the shareholders, such that the 12b-1 fee has become an independent profit center for mutual fund management.

99. 12b-1 fees are set excessively high in order to directly increase defendants' profits.

100. This is so because DD keeps a part of the 12b-1 fee, and, upon information and belief, the Davis Funds family of funds reports its revenues and earnings on a consolidated basis.

101. In addition, the Fund has a maximum deferred sales charge for Class B shares of 4%. The Class B shares convert to Class A shares after seven years. It takes 5.3 years for the defendants to collect enough money from the Fund's 12b-1 fee to pay off the commission earned by the selling broker-dealer at the time of sale. That commission is the 0.75% part of the 12b-1 fee (assuming 4 percent divided by 0.75% equals 5.3 years). The remaining money collected by defendants from the 12b-1 fee in the ensuing 1.7 years prior to automatic conversion is pure profit to the defendants and not related to distribution expenses.

102. The interrelationship between the investment advisory fee and the 12b-1 fee is discussed in greater detail below under economies of scale.

C. Whether There Were Economies of Scale Achieved by the Mutual Fund and Whether Such Savings Were Passed on to Shareholders

C1. The Economies of Scale for the Fund Are Non-Existent or *De Minimus*

103. If there are no economies of scale for the Fund, then there is no "reasonable likelihood that the [12b-1] plan will benefit the company and its shareholders" because there would be no financial benefits to the Fund and its shareholders from assessing $180 million in 12b-1 fees per year to finance the extraordinary growth of the Fund.

104. Many studies demonstrate that economies of scale do not exist in the mutual fund industry.

105. The existence of economies of scale as fund assets under management increase is "folklore," according to a number of experts. John P. Freeman & Stewart L. Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of Interest, The Journal of Corporation Law 609 (2001), quoting William J. Baumol, The Economics of Mutual Fund Markets: Competition Versus Regulation 34 (1990).

106. Even with the explosive growth in the mutual fund industry in the last half century, which would lead one to expect that fund expenses on average would be reduced, the average equity fund's expense ratio more than doubled between 1950 and 2000. Freeman & Brown at 619 (12b-1 fees are not included in the industry definition of costs.).

107. Another commentator states that between 1980 and 1998, the average equity fund's annual expense ratio jumped from 1.10% to 1.57%. Cited in Freeman & Brown at 619.

108. According to a study by the ICI, the mutual fund industry trade association, the operating expense ratio for all equity funds, using a sales-weighted average, rose 15% from 1980 to 1997. This was during a time of tremendous asset growth for the industry, when the average size of the 100 largest funds in existence in 1997 that were also in existence in 1980 grew from $282 million to $5.8 billion, a twenty-fold increase. Freeman & Brown, at 620, citing Rea & Reid, Trends in the Ownership Cost of Equity Mutual Funds, Inv. Co. Inst. Perspective, Nov. 1998 at 12.

109. An SEC staff study showed that funds' weighted average expense ratio increased nearly 30% between 1979 and 1999, with the jump exceeding 20% for equity funds (again, during a period of tremendous industry growth). SEC Report, cited in Freeman & Brown at 620.

110. Another report on equity fund expenses shows that between 1981 and 1997, average equity fund expenses grew from 0.97% of net assets to 1.55%, with this 60% increase occurring over a period in which fund equity assets rose from $40 billion to $2.8 trillion, a seventy-fold increase in assets. During the same period, annual costs paid by fund shareholders soared from $320 million to $34 billion, a hundred-fold increase. Freeman & Brown at 620 quoting John C. Bogle, Common Sense on Mutual Funds: New Perspectives for the Intelligent Investor (1999). Mr. Bogle is the founder and former CEO of The Vanguard Group of mutual funds and currently the head of the Bogle Financial Markets Research Center.

111. Likewise, at the same time that the percentage of 12b-1 fees used to pay

broker compensation was decreasing, the average 12b-1 fee increased from 15 basis points in 1985 to 43 basis points in 2001. Coates & Hubbard, Competition in the Mutual Fund Industry: Evidence and Implications for Policy 33 Iowa J. Corp. L. 151, 172-73 (2007).

112. Hence, fund managers are reaping large rewards by not sharing cost savings with fund shareholders. Freeman & Brown at 627.

113. There are no economies of scale concerning the performance of the Fund because it already is the 9th largest fund in the United States, by assets, as of mid-2007.

114. One of two things happens when a fund's asset base grows. If it is a large cap fund, it "morphs" over time into an expensive index fund. If it is a small cap fund, for example, the manager's ability to pursue the small cap strategy is impeded, according to Shannon Zimmerman, an investment analyst with The Motley Fool, a well-known and respected Internet service which gives investment advice, particularly to retail investors.[6]

115. Thus, there is no performance benefit to Fund shareholders as the Fund gets larger.

116. Other facts demonstrate that even if economies of scale do exist for mutual funds, the economies are relatively modest, exist mainly for small funds and are exhausted even before a fund reaches mid-size (let alone the size of the Fund). Coates & Hubbard, Competition in the Mutual Fund Industry: Evidence and Implications for Policy, 33 Iowa J.

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[6] The underwriter sets the 12b-1 fees to increase compensation to the broker-dealer in order to sell more fund shares, which drives up the cost to investors. This continually drives up the cost to shareholders, regardless of how large the fund becomes, according to Barbara Roper, Director of Investor Protection, Consumer Federation of America.

J. Corp. L. 151, 189-193 (2007).

117. In 2004, roughly a third of micro-cap funds and 10% of small cap funds had been "closed" by their advisors to new investors. If economies of scale were constant and increasing, advisers would not limit new growth. Coates & Hubbard, 33 Iowa J. Corp. L. at 190.

118. Some studies have focused on economies of scope instead of economies of scale. Economies of scope are across mutual fund families. For example, information technology and computer systems can be used by multiple funds in one fund family to create economies of scope.

119. However, studies have tended to find economies of scope in mutual funds for smaller complexes, suggesting such economies are exhausted before the fund family reaches mid-size, let alone the size of the Fund. Coates & Hubbard, Competition in the Mutual Fund Industry: Evidence and Implications for Policy, 33 Iowa J. Corp. L. at 193 & notes.

120. There are no economies of scale for the Fund.

121. There are no economies of scope for the Fund.

C2. There Are No Economies of Scale With Respect to the 12b-1 Fees of <u>the Fund Because Barriers to Entry Are Very Low</u>

122. Barriers to entry in the mutual fund industry are very low, particularly with respect to distribution. Sharp and Barber; SEC Roundtable; Coates & Hubbard, Competition in the Mutual Fund Industry: Evidence and Implications for Policy, 33 Iowa J. Corp. L. 151, 169 (2007); The Mutual Fund Summit: Transcript, 73 Miss. L.J. 1153, 1156-

1156-57 (2004) (Mr. Haaga of the American Funds).

123. Even if there are barriers to entry in the mutual fund industry, they only restrain initial entry into the market and are irrelevant to making additional sales once a fund company is a competitor in the market.

124. Since the Davis family of funds has long been one of the largest fund families, economies of scale do not benefit the Fund or any of the other Davis funds with respect to distribution.

125. Nor does the total amount of 12b-1 fees paid by any given mutual fund effect stockbroker compensation. Hence, there are no economies of scale concerning the total amount of fees paid by any given mutual fund to brokers.

126. This is so because an individual broker will receive the same amount of compensation, both now and over time, from selling either of two fund groups, according to Mellody Hobson, President of Ariel Capital Management, a mutual fund company and investment management firm. SEC Roundtable.

127. With respect to 12b-1 fees, stockbrokers are compensated based upon the same methodology for all fund families, so there are no significant, if any, incentives for a broker to pick one fund or fund family over another.

128. Other large mutual fund families similar to the Davis Funds family, including a competitor of the Davis Funds, have conceded that the amount of 12b-1 fees paid to a broker is less relevant than other factors (such as the type of stocks, for example technology stocks, which are in vogue at any given time) in the ability of the broker to sell a particular

a particular fund. SEC Roundtable at 73.

129. Accordingly, the part of the 12b-1 fee which is the distribution fee (usually 75 basis points) charged by the Fund for certain share classes (and which is the only part of the 12b-1 fee even ostensibly related to the sale of Fund shares) does not benefit a mutual fund which already is established in the marketplace, according to Richard Phillips, a law firm senior partner and former SEC official, who participated in the SEC Roundtable.

C3. There Are No Economies of Scale With Respect to the 12b-1 Fees of the Fund Because 12b-1 Plans Are Only a "Dead-Weight" Cost to Shareholders

130. 12b-1 plans are only a dead-weight cost borne by shareholders, both current and new shareholders, according to former Vanguard Funds CEO and mutual fund industry critic John Bogle, and other authors. Ferris and Chance, The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note, 42 The Journal of Finance, no. 4, 1077 (1987); Palmiter, The Mutual Fund Board: A Failed Experiment in Regulatory Outsourcing, 1 Brook. J. Corp. Fin. & Com. L. 165, 192 (2006) (citing sources).

131. A subsequent study reached the same conclusion for 1985 through 1988, that 12b-1 plans are only a dead-weight cost borne by shareholders. A later study by the same authors reached the identical conclusion for the 1988 through 1991 time period. McLeod and Malhotra, A Re-Examination of the Effect of 12b-1 Plans on Mutual Fund Expense Ratios, 17 The Journal of Financial Research, no. 2, 231 (1994).

132. From 1985 through 1991, the magnitude of these costs borne by shareholders

shareholders increased, according to the McLeod and Malhotra studies.

133. In addition, the Fund's 12b-1 fees pay for many shareholder services which have substantially decreased in cost because they concern the significant increases in computerization (in both back office operations, information technologies and front office trading and sales platforms) and telecommunications in the securities industry in the last quarter century, and the concomitant increase in productivity in the industry. Such services include obtaining prospectuses on the Internet, the creation of account statements, and virtually every operational and compliance issue.

134. Thus, there are no economies of scale with respect to the 12b-1 fees of the Fund.

135. Other large mutual fund families similar to the Davis Funds family, including a competitor of the Davis Funds, also have conceded publicly that it is not relevant whether economies of scale benefit the existing shareholders of the Fund, and that what is relevant is the 12b-1 service fee payment for post-sale shareholder services. SEC Roundtable at 60.

D. The Investment Advisory Fee Breakpoints Did Not Confer a Material Benefit Upon Shareholders With Respect to the 12b-1 Fees Paid By Them

136. During the fiscal year ended July 31, 2007, the advisory fee paid by the Fund was $211 million, an increase from $166 million in the fiscal year ended 2006.

137. During the fiscal year ended July 31, 2007, 12b-1 fees paid by the Fund were more than $180 million, an increase from approximately $155 million in fiscal 2006.

138. Taken together, Fund shareholders paid approximately ***$391 million*** total in

advisory fees and 12b-1 fees for 2007.

139. The percentage of the 12b-1 fee did not decrease as the amount of assets in the Fund increased.

140. The investment advisory fee breakpoints for the Fund are as follows:

Annual Fee as Percent of Net Assets of the Fund	Net Asset of the Fund
Not exceeding $250 million	.75%
In excess of $250 million but not exceeding $500 millio	.65%
In excess of $500 million but not exceeding $3 billion	.55%
In excess of $3 billion but not exceeding $4 billion	.54%
In excess of $4 billion but not exceeding $5 billion	.53%
In excess of $5 billion but not exceeding $6 billion	.52%
In excess of $6 billion but not exceeding $7 billion	.51%
In excess of $7 billion but not exceeding $10 billion	.50%
In excess of $10 billion but not exceeding $18 billion	.485%
In excess of $18 billion but not exceeding $25 billion	.47%
In excess of $25 billion but not exceeding $33 billion	.455%
In excess of $33 billion but not exceeding $40 billion	.44%
In excess of $40 billion but not exceeding $48 billion	.425%
In excess of $48 billion	.41%

141. The total savings for the Fund from the investment advisory fee breakpoints for Fund assets, contained in the above chart, for the fiscal year ending July 31, 2007, was only a miniscule $7.15 million (assuming $48 billion of net assets in the Fund) compared to the more than $180 million in 12b-1 fees paid by the Fund and its shareholders for fiscal year 2007.

142. For prior years 2001 through 2006, inclusive, the savings from any

breakpoints was less than $7.15 million annually, for a total savings during that time period of less than $40 million.

143. During the same seven fiscal years, 2001 through 2007, the Fund's total 12b-1 fees were more than ***$923 million*** (from $180 million for the fiscal year ending July 31, 2007; more than $155 million for fiscal year 2006; more than $135 million for fiscal year 2005; more than $119 million for 2004; more than $95 million for 2003; more than $117 million for 2002, and more than $122 million for 2001).

144. During the same seven fiscal years, 2001 through 2007, the Fund's total investment advisory fees were approximately ***$927.1 million*** (from $110.4 million in fiscal year ending July 31, 2001; to $106.8 million in 2002; to $87.9 million in 2003; to $112 million in 2004; to $133 million in 2005; to $166 million in 2006; and to $211 million in 2007).

145. In addition, and above and beyond any accrued but not paid 12b-1 fees, there are unlawful, cumulative carryover payments, of amounts owed by the Fund to the Distributor, under the Class B, C and R Distribution Plans, which total over $900 million.

146. The investment advisory fee breakpoints for the Fund did not create any economies of scale; or if economies of scale existed they were *de minimus* in comparison to the 12b-1 fees paid and, in any event, did not provide benefits to the Fund and its shareholders. Freeman & Brown suggest that breakpoints do not capture the economies of scale. Mutual Fund Advisory Fees: The Cost of Conflicts of Interest, The Journal of Corporation Law 609, 619-27 (2001).

147. Even that portion of the 12b-1 fees paid primarily for the sale of Fund shares is excessive and disproportionate and bears no relationship to the miniscule economies of scale achieved by existing Fund shareholders through the increased size of the Fund versus the huge windfall to defendants from the increase in the size of the Fund and the concomitant increase in fees paid to defendants by the Fund.

148. Thus, while the agreement with the Investment Adviser defendant provides for a very slight scale down in advisory fees as the Fund grows larger, the savings to Fund shareholders are more than offset by the diseconomies that result from the huge size of the Fund.

149. Thus, the only beneficiaries of the increase in fund assets under management, which resulted from using part of the 12b-1 fee to increase distribution of the shares, were the defendants, who reaped a materially larger advisory fee merely based upon the increase in the size of the Fund, even though there were no or *de minimus* economies of scale benefiting the Fund and Fund shareholders.

150. There is no reasonable likelihood that the 12b-1 plans benefited the Fund's shareholders.

E. The Independence and Conscientiousness of the Mutual Fund's Outside Directors

151. The United States Supreme Court has held that independent directors on a mutual fund board are supposed to be "independent watchdogs." *Burks v. Lasker*, 441 U.S. 471, 484 (1979).

152. In reality, unfortunately, this has not been the case.

153. Warren Buffett, one of the most highly experienced and respected professionals on Wall Street, has compared independent fund directors to "Cocker Spaniels and not Dobermans," according to former mutual fund CEO and industry critic John C. Bogle. Bogle, Common Sense on Mutual Funds: New Perspectives for the Intelligent Investor 368 (1999).

154. Mr. Bogle similarly has stated: "Fund directors are, to a very major extent, sort of a bad joke." Geoffrey Smith, Why Fund Fees Are So High, Bus. Week, Nov. 30, 1998, at 126, quoting Bogle. Bogle continued, "Everybody knows . . . that people come on fund boards because they're friends of the CEO. So they go along with whatever he wants." Tyler Mathisen, Bogle May Have Had a Transplant, But He Hasn't Had a Change of Heart, Money, Dec. 1996, at 15.

155. After joining a mutual fund board of directors, so-called independent directors in short order say "we," meaning "us" the management company, and not meaning "we" the shareholders, according to Don Phillips, managing director of Morningstar, one of the leading providers of third-party information on mutual funds. SEC Roundtable.

156. Fund Boards of Directors are not able to fulfill the role which was envisioned for them by the SEC when Rule 12b-1 was adopted, according to both Richard Philips, a law firm senior partner and a former SEC official, and Andrew J. Donohue, the Director of the Investment Division of the SEC (SEC Roundtable). Mr. Phillips and Mr. Donohue stated:

MR. RICHARD PHILLIPS: I think that you have to separate, for purposes of analysis, 12b-1 fees into two parts.

First, is the 25 basis-point service fee; second is the 75 basis-point distribution fee, which according to the NASD, years ago was the economic equivalent of the front-end load. The 25 basis-point distribution fee has been effectively used by no-load funds to gain entry into the mutual fund marketplaces, and other channels. And in that sense, it has enabled those funds to compete for a broader segment of the investing population.

In terms of the rest of the 12b-1 fee, the equivalent of the front-end load, I don't think it has fostered competition. If anything, it has restrained competition in two ways. . .

It inhibits price competition in another way. Because it's paid at the fund level, and because the amount of the 12b-1 fee is really set by the intermediaries -- not by the fund, not by the underwriter, not by the directors - it restrains competition, insofar as the sales charge is concerned. Unlike individual securities, there is no price competition in terms of the commission, if you will, or the counterpart of the commission. You cannot go to E*Trade, or another discount broker, and get a deal on a load fund that is any different than any other full-service broker.

So, in effect, the 75 basis-point distribution fee paid at the fund level is a restraint on competition in two ways: relative lack of transparency and inability to bargain for it-- to select a low-cost broker if you don't want a full service and get a lower sales charge. . . .

MR. DONOHUE: Dick, you made a comment before that I would like to follow up on where you pointed to the position that directors are in now, where they effectively are price takers, not price determinants of 12b 1.

And as I was preparing for the roundtable, I went back and read all of the Commission releases, and it was quite clear that the Commission relied -- was relying quite heavily on directors, particularly independent directors, to have a role,

role, and a very crucial role, in determining when, where, to what extent 12b-1 fees will be used.

> You fast forward now 27 years, and you hear from many, including many members on boards, that it's the marketplace that is determining that, not the directors. And that directors are in a position of really being unable to fulfill the role, I think, that had been envisioned for directors, back when the rule had first been adopted – is that something that the Commission should be concerned about at this point?

157. Jeffrey C. Keil, of Keil Fiduciary Strategies, similarly stated that fund board directors do not live up to their fiduciary duties:

> At the risk of using an overused term, it's [a fund Board of Directors] a bit of a rubber stamp, frankly. It's a necessity. It's not a, 'Gee, let's do a real analysis, the correlation of the expenditures versus the benefits,' it's, 'No, we have to have it, it's a necessity, end of story.' . . . What I don't think does exist, the disaggregation -- at least not that I have seen -- the disaggregation of all the different component pieces of the 12b-1 fee, looking at those individually for correlations, let's say, of advertising, for example. I am not aware of that happening. Or maybe in very rare cases. . . . The theme that kind of resonates through those is sort of the temporary phenomenon of 12b-1, and **the reassessment of it on an annual basis, where I think that, really, that doesn't go on any longer**. (SEC Roundtable, emphasis added)

E1. The Fund's Board Breached Its Fiduciary Duty by Continually Approving the Fund's 12b-1 Plans with Virtually No Time Given to Their Consideration and Because There Is No Reasonable Likelihood That the Millions of Dollars of 12b-1 Fees Paid By the Fund and Its Shareholders will Benefit The Fund and Its Shareholders

158. As set forth in the earlier section of this pleading concerning non-parties related to the defendants, the Fund has a Board of Directors who have not been elected by the shareholders in many years, who rarely meet, whose focus is spread over many different funds in the Davis family of funds, and who receive material compensation from the Davis

the Davis family of funds.

159. Each so-called independent Director of the Fund sits on approximately nine boards of directors of mutual funds within the Davis Funds family.

160. Each of these Davis mutual funds has approximately four classes of shares which charge a 12b-1 fee.

161. The Board of Directors of the Fund meets no more than four times per year and does not address the Plans of Distribution at most of its meetings.

162. The common board members of the Fund and the other Davis mutual funds, upon information and belief, meet simultaneously as the boards of those funds.

163. Given the number of Boards which were meeting during one day, the Board of the Fund must have, during 2007 and prior years, spent an immaterial amount of time considering the Fund's Plans of Distribution (because approximately 36 Plans of Distribution were being considered at any one time).

164. In this limited amount of time, the Board of the Fund could not possibly have examined in any meaningful way, as required by their fiduciary duty, the factors for continuing a 12b-1 Plan of Distribution, and were limited simply to acting year after year as a rubber stamp for the proposals of defendants regarding 12b-1 fees.

165. Hence, the Fund's Board gave the Fund's 12b-1 Plans only a perfunctory and not a material review in its consideration of whether they should be continued.

166. The very fact that the Fund's shareholders for a number of years have been paying between $100 million and $180 million a year in 12b-1 fees, on top of paying

approximately $100 million to $211 million a year in investment advisory fees, while receiving a benefit of less than $7 million per year in breakpoints, in itself demonstrates the Board's failure to give the legally required consideration to its annual approval for continuation of the Fund's 12b-1 Plans.

167. In any event, for the reasons set forth in detail above, the plans have, for at least a number of years, provided no benefits to the Fund or its shareholders.

E2. The Fund's Board Did Not Fulfill Its Fiduciary Duty When It Failed to Negotiate Lower 12b-1 Fees

168. A material portion of the 12b-1 fees paid by the Fund to a broker-dealer is not paid by that broker-dealer to its stockbrokers but is retained by that broker-dealer to pay for services not primarily intended to result in the sale of shares of that Fund which pays the 12b-1 fee.

169. Despite the large size of the Fund and of the Davis Funds family overall, and despite the tremendous increases in computerization and productivity, when negotiating the size of its 12b-1 fee with broker-dealers, the Funds' independent Directors have not sought to obtain any benefits for the Fund and its shareholders including but not limited to a reduction in fee percentages and a limitation on the activities for which the 12b-1 fees are paid.

170. Indeed, a General Accounting Office study found that mutual fund firms generally do not attempt to compete on the basis of fees (and so the mutual funds accept the fees and coverage sought by the broker-dealer and do not even attempt to negotiate lower fees with the broker-dealer). Mutual Fund Fees: Additional Disclosure Could Encourage

Encourage Price Competition, General Accounting Office, Rpt. No. GGD-00-126 at 62 (June 2000).

171. Indeed, the GAO Report found that fund boards "may be keeping fees at higher levels because of [a] focus on maintaining fees within the range of other funds." GAO Rpt. at 8. Palmiter, The Mutual Fund Board: A Failed Experiment in Regulatory Outsourcing, 1 Brook. J. Corp. Fin. & Com. L. 165, 192 (2006) (citing sources).

172. The fact that most mutual funds of the same generic type, including the Fund, charge essentially the same 12b-1 fee percentages does not mean that the fees charged are reasonable. The correct comparison is not to the 12b-1 fee percentage charged by other similar funds, but to what the cost of the services should be, based upon market price, according to Barbara Roper, Director of Investment Protection at the Consumer Federation of America. This is so because if essentially all mutual funds are charging an unreasonable amount for their 12b-1 fee, then all the funds look reasonable.

173. For example, to analogize to advisory fees, investment advisory fees are "twice as large for mutual funds as for pension funds" (measured by basis points), "even though the average actively managed domestic equity mutual fund is nearly three times as large (in dollars) as the average actively managed equity pension portfolio." Freeman & Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of Interest at 631.

174. Thus, the Fund's Board of Directors is not independent and conscientious.[7]

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[7] Even if the so-called "Gartenberg Factors" were applicable here, *Gartenberg v. Merrill Lynch Asset Management*, 694 F.2d 923, 928-29 (2d Cir. 1982), *cert. denied*,

Incorporation of the Fund's SEC Filings and Other Documents

175. The following SEC filings made by the Fund, and any and all amendments thereto, are incorporated herein by reference: (1) The Fund's annual reports, semi-annual reports, registration statements, N-CSRs, prospectuses and Statements of Additional Information, filed with the SEC beginning with January 1, 2001 through the date of the commencement of this action, and (2) all 12b-1 Plans of Distribution and filings concerning the implementation or continuation of the Plan for each class of the Fund; and (3) all filings and other documents specifically identified herein.

FIRST CLAIM FOR RELIEF
For Violation of §36(b) of the ICA, Against the Distributor

176. Plaintiff incorporates each of the foregoing paragraphs as if fully set forth herein.

177. The defendant in this claim is DD, the distributor of the Fund, which is both the principal underwriter of the Fund and an affiliated person of investment adviser DSA.

178. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment

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461 U.S. 906, 103 S. Ct. 1877, 76 L. Ed. 2d 808 (1983), the analysis is the same as under the Factors articulated in Rule 12b-1. The "*Gartenberg* Factors" are: (1) the nature and quality of the services provided by the advisers to the shareholders; (2) the profitability of the mutual fund to the adviser-manager; (3) "fall-out" benefits; (4) the economies of scale achieved by the mutual fund and whether such savings were passed on to the shareholders; (5) comparative fee structures with other similar funds; and (6) the independence and conscientiousness of the mutual fund's outside directors. Based upon the facts stated herein when analyzing the Fund's 12b-1 fee under the Factors stated in Rule 12b-1, the Fund's 12b-1 fees would be unlawful under the *Gartenberg* Factors as well.

adviser, principal underwriter, directors and officers of a mutual fund owe to the mutual fund fiduciary duties "with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser."

179. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholders may bring, on behalf of the Fund, a civil action against an investment adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

180. Distributor defendant DD (an affiliated person of DSA) as a matter of statutory law, owed the Fund fiduciary duties with respect to its receipt of compensation for services, paid by the Fund, or by the shareholders thereof.

181. Distributor defendant DD as a matter of statutory law, owed the Fund fiduciary duties with respect to payments of a material nature, paid by the Fund, or by the shareholders thereof, either to DD or by DD.

182. For the reasons set forth in detail above, the more than $180 million in 12b-1 fees paid by the Fund and its shareholders to DD are unlawful because they are both improper and excessive and/or disproportionate because, among other reasons: (1) they were not "primarily intended to result in the sale of shares issued by" the Fund;" (2) even if primarily intended to result in the sale of shares issued by the Fund, these 12b-1 fees (a) paid for services which the broker-dealers were in any event legally obligated to provide

existing account holders at the broker-dealers own expense; or (b) were excessive and disproportionate, including but not limited to excessive and disproportionate commissions; (3) there is no reasonable likelihood that the 12b-1 fees will benefit both the Fund and its shareholders; and (4) there are no problems or circumstances which make continuation of the 12b-1 fees necessary or appropriate.

183. By virtue of the foregoing, the defendant on this Claim breached its fiduciary duties under Section 36(b) of the ICA by charging the Fund and its shareholders more than $180 million in 12b-1 fees which were unlawful, improper, excessive and/or disproportionate in that the 12b-1 fees were for payments (or the accrual of a liability for payment) prohibited under ICA Section 12 and Rule 12b-1; and, by the defendant's charging additional, cumulative carryover payments of amounts owed by the Fund to the Distributor, under the Class B, C and R Distribution Plans, in excess of $900 million.

184. By virtue of the foregoing, the defendant on this Claim violated Section 36(b) of the ICA, and is liable to the Fund on behalf of the Fund's shareholders (and directly to those shareholders who no longer have accounts with the Fund).

185. As a direct and proximate result of defendant's breaches of fiduciary duties as alleged herein, the Fund and its shareholders have suffered damages, in the amount of at least $180 million by, among other things: (a) the adoption and approval of the 12b-1 Plans of Distribution, and (b) the payment (or the accrual of a liability for payment) by the Fund and its shareholders of at least $180 million in unlawful 12b-1 fees, beginning as of one year prior to institution of this action, in an amount to be proved at trial.

SECOND CLAIM FOR RELIEF
For Control Person Liability Under §48(a) of the ICA, Against the Investment Adviser

186. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

187. Plaintiff does not allege that there are material omissions and/or misstatements set forth herein, nor does plaintiff allege that any such material omissions and/or misstatements were made intentionally or recklessly by defendants.

188. The defendant in this Claim is DSA.

189. Section 48(a) of the ICA imposes "control person liability" by making it "unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder." 15 U.S.C. § 80a-47(a).

190. DSA was and is a "control person" of DD and caused the violations complained of herein. By virtue of its position of operational control and/or authority over DD – DSA, directly and indirectly, had the power and authority, and exercised the same, to cause DD to engage in the wrongful conduct complained of herein.

191. DSA caused DD to commit the breaches of fiduciary duty of the ICA as alleged herein.

192. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, DSA is liable to the same extent as is DD for its primary violations of Section

36(b) of the Investment Company Act.

193. By virtue of the foregoing, the Fund is entitled to damages against DSA in an amount to be proved at trial.

REQUESTS FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(a) An order providing for declaratory and injunctive relief, including the following:

(1) Declaring that defendants' 12b-1 fees charged or assessed are unreasonable, excessive and unlawful;

(2) Rescinding the 12b-1 Plans adopted by the Fund, including but not limited to voiding the over $900 million in cumulative carryover payments currently owed by the Fund to the Distributor;

(3) Removing each of the independent Directors/Trustees of the Fund identified in this Complaint and replacing them with truly independent Directors;

(4) Removing the Adviser Defendant and the Distributor Defendant;

(5) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiff has an effective remedy; and

(6) Other equitable relief that the Court may deem proper.

(b) Compensatory damages, jointly and severally against the defendants, in favor

favor of the Fund, for the unlawful 12b-1 fees taken from the Fund, in an amount to proved at trial;

(c) An award of pre-judgment and post-judgment interest.

(d) An award of attorneys' fees and the costs and expenses of this litigation, including experts' fees; and

(e) Any other or further relief that this Court deems just and equitable.

JURY TRIAL DEMANDED

Plaintiff demands a trial by jury on all issues so triable.

DATED: July 24, 2008.

BONNETT, FAIRBOURN, FRIEDMAN & BALINT

/s/Francis J. Balint, Jr.
Andrew S. Friedman (005425)
afriedman@bffb.com
Francis J. Balint, Jr. (007669)
fbalint@bffb.com
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: (602) 274-1100
Facsimile: (602) 274-1199
Local Counsel for Plaintiff

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
DANIEL W. KRASNER
Krasner@whafh.com
ROBERT B. WEINTRAUB
Weintraub@whafh.com
270 Madison Avenue
New York, New York 10016
Telephone: (212) 545-4600
Facsimile: (212) 545-4653
Lead Counsel for Plaintiff

506000v1

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